Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

FIRE AT TONGON PLANT

Tongon, Côte d’Ivoire, 26 December 2012 - Randgold Resources said today production at its Tongon gold mine in Côte d’Ivoire had been impacted by a fire in the mill section.

The fire started on 24 December during a planned shutdown for repairs to the No 1 mill cyclone feed pipe. The fire then spread upwards into the No 1 cyclone cluster and moved to the No 2 cyclone cluster.

The fire has been fully extinguished and no injuries have been reported but both cyclone clusters, flotation cells and blowers along with associated infrastructure for both milling circuits suffered damage.

Chief executive Mark Bristow said the full extent of the damage was still being assessed but the mills themselves have been unaffected and that the mine had already started to make short term repairs including temporary relining of the various pieces of equipment whilst sourcing replacement parts.

Tongon aims to have both milling circuits operational again within ten days. Both mill classification circuits are expected to be fully operational within three to four weeks following receipt of the spare parts which are currently being sourced for air-freighting to the mine. The flash flotation circuit repairs are dependent on the lead time for the replacement blowers, which are expected to be evident within the week.

Bristow said that while Randgold’s flagship Loulo complex was on track to achieve its full year guidance of 500 000 ounces and Morila would comfortably exceed its guidance at 200 000 ounces, the fire would further impact on a difficult year for Tongon and that the revised annual production for that operation was now expected to be approximately 208 000 ounces. He said a full update would be given when Randgold reports its Q4 results on 4 February 2013.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgoldresources@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled ‘Risk Factors’ in Randgold’s Annual Report on Form 20-F for the year ended 31 December 2011 which was filed with the US Securities and Exchange Commission (the ‘SEC’) on 31 March 2012. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.